

811-01540
Branch 18

PO Box 4333
Houston, TX 77210-4333
11 Greenway Plaza, Suite 100
Houston, TX 77046-1173
713 626 1919

A I M Advisors, Inc.


SEC MAIL PROCESSING
RECEIVED
JUL 1 0 2007
WASH, D.C.
200
SECTION

July 10, 2007

VIA CERTIFIED MAIL/RRR

Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Re: Filing Pursuant to Section 33 of the Investment Company Act of 1940 by the parties listed in Attachment A

Ladies and Gentlemen:

Pursuant to Section 33 of the Investment Company Act of 1940, we hereby file on behalf of AMVESCAP PLC, INVESCO Funds Group, Inc. and Raymond R. Cunningham, a copy of **Omnibus Memorandum of Law in Support of Fund Defendants' Motion to Dismiss for Lack of Article III Standing and for a Determination of Applicable Law Under Fed. R. Civ. P. 23 and Section 36(b) of the 1940 Act** in *Miriam Calderon, individually and on behalf of all others similarly situated v. AMVESCAP PLC, et al.* and *Case No. MDL-1586 In Re: AIM, Artisan, INVESCO, Strong, and T. Rowe Price Mutual Fund Litigation in the Multi-District Litigation pending in the United States District Court for the District of Maryland.*

Sincerely,

Stephen R. Rimes
Assistant General Counsel

Enclosures

cc: Ms. Kimberly Garber, SEC – Fort Worth
Ms. Sandra Gonzalez, SEC – Fort Worth


07053646

S:\srr\Litigation\MDL\Corr\L-071007SEC.doc
071007 (1) vtt

IN THE UNITED STATES DISTRICT COURT
FOR THE DISTRICT OF MARYLAND

IN RE MUTUAL FUNDS INVESTMENT LITIGATION	MDL DOCKET 1586
This Document Relates To: ALL TRACKS	Case Nos. 04-md-15861 04-md-15862 04-md-15863 04-md-15864

OMNIBUS MEMORANDUM OF LAW IN SUPPORT OF FUND DEFENDANTS' MOTION TO DISMISS FOR LACK OF ARTICLE III STANDING AND FOR A DETERMINATION OF APPLICABLE LAW UNDER FED. R. CIV. P. 23 AND SECTION 36(b) OF THE 1940 ACT

TABLE OF CONTENTS

Page

PRELIMINARY STATEMENT 2

I. Plaintiffs Lack Standing Under Article III to Bring Claims with Respect to Funds They Did Not Own 3

A. Background 4

B. The Requirements of Article III Standing Are Strict; Plaintiffs Can Only Pursue Claims for Injuries They Personally Suffered 5

C. Investors in Mutual Funds Only Have Standing to Pursue Claims With Respect to Funds In Which They Invested. 7

D. Standing to Pursue Certain Claims Does Not Confer Standing to Pursue All Claims. 11

II. LEAD PLAINTIFFS CANNOT SATISFY THE REQUIREMENTS OF RULE 23 AS A MATTER OF LAW TO BRING CLAIMS AT TRIAL WITH RESPECT TO FUNDS THEY DID NOT OWN. 15

A. Lead Plaintiffs' Claims Are Not Typical of the Claims of Shareholders in Funds Lead Plaintiffs Did Not Own 17

1. The Claims of Lead Plaintiffs Are Not Typical Because They Do Not Advance Claims of Shareholders in Other Funds 17

2. Lead Plaintiffs May Be Subject to Fund-Specific Defenses That Undermine Typicality 22

3. Sweeping Allegations of a Unified "Scheme" Among All Defendants Cannot Salvage Typicality 26

B. Lead Plaintiffs Cannot Satisfy the Predominance Requirement With Respect to Funds In Which They Did Not Own Shares. 28

C. Lead Plaintiffs Cannot Fairly and Adequately Represent Shareholders Who Invested In Different Funds At Trial 31

1. Lead Plaintiffs Lack Incentive To Pursue Claims Regarding Funds In Which They Held No Shares. 32

2. Potential Conflicts of Interest Prevent Lead Plaintiffs From Adequately Representing Shareholders Of Other Funds. 34

TABLE OF CONTENTS
(continued)

Page

III. PLAINTIFFS SUING UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT MUST SHOW THEY OWNED SHARES AT THE TIME OF THE ALLEGED WRONGDOING 38

IV. CONCLUSION 40

TABLE OF AUTHORITIES

FEDERAL CASES

Allee v. Medrano,
416 U.S. 802 (1974) 7

Allen v. Wright,
468 U.S. 737 (1984) 5

Becnel v. KPMG LLP,
229 F.R.D. 592 (W.D. Ark. 2005) 29

Benway v. Resource Real Estate Serv., LLC,
239 F.R.D. 419 (D. Md. 2006) 20

Bieneman v. City of Chicago,
864 F.2d 463 (7th Cir. 1988) 37

Blades v. Monsanto Co.,
400 F.3d 562 (8th Cir. 2005) 30

Blum v. Yaretsky,
457 U.S. 991 (1982) 13, 14

Broussard v. Meineke Discount Muffler Shops, Inc.,
155 F.3d 331 (4th Cir. 1998) 17, 22, 24, 34. 35

Clinton v. City of New York,
524 U.S. 417 (1998) 6

Deiter v. Microsoft Corp.,
436 F.3d 461 (4th Cir. 2006) 17, 19, 28

East Texas Motor Freight Sys. Inc. v. Rodriguez,
431 U.S. 395 (1977) 34

Finkel v. Docutel/Olivetti Corp.,
817 F.2d 356 (5th Cir. 1987) 20

Forsythe v. Sun Life Fin., Inc.,
417 F. Supp. 2d 100 (D. Mass. 2006) 5, 9

Gariety v. Grant Thornton, LLP,
368 F.3d 356 (4th Cir. 2004) 15, 29

Gartenberg v. Merrill Lynch Asset Mgmt., Inc.,
694 F.2d 923 (2d Cir. 1982) 22

Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.,
903 F.2d 176 (2d Cir. 1990) 25

General Tel. Co. of Southwest v. Falcon,
457 U.S. 147 (1982) 17, 29

Gordon v. Hunt,
98 F.R.D. 573 (S.D.N.Y. 1983) 32

Green v. Nuveen Advisory Corp.,
186 F.R.D. 486 (N.D. Ill. 1999) 21

United States v. Hays,
515 U.S. 737 (1995) 5

Hoxworth v. Blinder, Robinson & Co.,
980 F.2d 912 (3d Cir. 1992) 26

Hudson v. Capital Mgm. Int'l, Inc.,
565 F. Supp. 615 (D.C. Cal. 1983) 26, 32

In re AIG Advisor Group Sec. Litig.,
No. 06-1625, 2007 WL 1213395 (S.D.N.Y. Apr. 25, 2007) 9, 10

In re AllianceBernstein Mut. Fund Excessive Fee Litig.,
No. 04-4885, 2005 WL 2677753 (S.D.N.Y. Oct. 19, 2005) 9, 10

In re Bank of Boston Corp. Sec. Litig.,
762 F. Supp. 1525 (D. Mass. 1991) 5

In re Charter Commc'ns Inc. Sec. Litig.,
443 F.3d 987 (8th Cir. 2006), *cert. granted*, 127 S. Ct. 1873 (2007) 18

In re Columbia Entities Litig.,
No. 04-11704, 2005 U.S. Dist. LEXIS 33439 (D. Mass. Nov. 30, 2005) 9

In re Eaton Vance Corp. Sec. Litig.,
219 F.R.D. 38 (D. Mass. 2003) 8

In re Eaton Vance Corp. Sec. Litig.,
220 F.R.D. 162 (D. Mass. 2004) 7

In re Franklin Mut. Funds Fee Litig.,
478 F. Supp. 2d 677 (D.N.J. 2007) 21, 22

In re Healthsouth Corp. Sec. Litig.,
213 F.R.D. 447 (N.D. Ala. 2003) 33, 36

In re Korean Air Lines Disaster of Sept. 1, 1983,
829 F.2d 1171 (D.C. Cir. 1987) 17

In re Merrill Lynch Inv. Mgmt. Funds Sec. Litig.,
434 F. Supp. 2d 233 (S.D.N.Y. 2006) 10

In re Mut. Funds Inv. Litig. (In re Janus Subtrack),
384 F. Supp. 2d 845 (D. Md. 2005) 4, 22, 24, 35

In re PNC Fin. Serv. Group, Inc.,
440 F. Supp. 2d 421 (W.D. Pa. 2006) 18

In re Royal Ahold N.V. Secs. & ERISA Litig.,
351 F. Supp. 2d 334 (D. Md. 2004) 18

In re Salomon Smith Barney Mut. Fund Fees Litig.,
441 F. Supp. 2d 579 (S.D.N.Y. 2006) 9

Kauffman v. Dreyfus Fund, Inc.,
434 F.2d 727 (3d Cir. 1970) 6

Lewis v. Casey,
518 U.S. 343 (1996) 6, 7, 11, 12, 13

Lienhart v. Dryvit Sys., Inc.,
255 F.3d 138 (4th Cir. 2001) 17, 29

Lujan v. Defenders of Wildlife,
504 U.S. 555 (1992) 5, 6

Markowitz v. Brody,
90 F.R.D. 542 (S.D.N.Y. 1981) 38, 39

TABLE OF AUTHORITIES
(continued)

Migdal v. Rowe Price-Fleming Int'l, Inc.,
248 F.3d 321 (4th Cir. 2001) 22

Monreal v. Potter,
367 F.3d 1224 (10th Cir. 2004) 16

Moose Lodge No. 107 v. Irvis,
407 U.S. 163 (1972) 14

Morris v. Wachovia Secs., Inc.,
223 F.R.D. 284 (E.D. Va. 2004) 29

Nenni v. Dean Witter Reynolds, Inc.,
No. A 98-12454, 1999 WL 34801540 (D. Mass. Sept. 29, 1999) 8, 10

Ottmann v. Hanger Orthopedic Group, Inc.,
353 F.3d 338 (4th Cir. 2003) 18

Pickett v. Iowa Beef Processors,
209 F.3d 1276 (11th Cir. 2000) 37

Raines v. Byrd,
521 U.S. 811 (1997) 5, 14

Regents of Univ. of Cal. v. Credit Suisse First Boston,
482 F.3d 372 (5th Cir. 2007) 18, 20

Reilly v. Gould, Inc.,
965 F. Supp. 588 (M.D. Pa. 1997) 32

Rifkin v. Crow,
574 F.2d 256 (5th Cir. 1978) 20

Rivera v. Wyeth-Ayerst Labs.,
283 F.3d 315 (5th Cir. 2002) 7

Rosen v. Fidelity Fixed Income Trust,
169 F.R.D. 295 (E.D. Pa. 1995) 32

Siemers v. Wells Fargo & Co.,
No. 05-04518, 2006 WL 3041090 (N.D. Cal. Oct. 24, 2006) 9, 21

TABLE OF AUTHORITIES
(continued)

Siemers v. Wells Fargo & Co.,
No. C 05-04518, 2007 WL 1593954 (N.D. Cal. Jun. 1, 2007) 20, 31

Simon v. Eastern Ky. Welfare Rights Org.,
426 U.S. 26 (1976) 7

Simpson v. AOL Time Warner Inc.,
452 F.3d 1040 (9th Cir. 2006) 18

Sprague v. General Motors Corp.,
133 F.3d 388 (6th Cir. 1998) 17

Steel Co. v. Citizens for a Better Env't,
523 U.S. 83 (1998) 5, 7

Stegall v. Ladner,
394 F. Supp. 2d 358 (D. Mass. 2005) 9, 10

Stoneridge Inv. Partners, LLC, v. Scientific-Atlanta, Inc., et al.,
443 F.3d 987 (8th Cir. 2006), *cert. granted*, 127 S.Ct. 1873 (2007) 18

Tedesco v. Mishkin,
689 F. Supp. 1327 (S.D.N.Y. 1988) 26

Valley Drug Co. v. Geneva Pharm.,
350 F.3d 1181 (11th Cir. 2003) 34, 36

Valley Forge Christian Coll. v. Ams. United for Separation of Church and State, Inc.,
454 U.S. 464 (1982) 14

Warth v. Seldin,
422 U.S. 490 (1975) 5, 6, 7

Williams v. Bank One Corp.,
No. 03-8561, 2003 WL. 22964376 (N.D. Ill. Dec. 15, 2003) 8

Wiseman v. First Citizens Bank & Trust Co.,
212 F.R.D. 482 (W.D.N.C. 2003) 25

Zenith Labs., Inc. v. Carter-Wallace, Inc.,
530 F.2d 508 (3d Cir. 1976), *cert. denied*, 429 U.S. 828 (1976) 25

FEDERAL STATUTES

15 U.S.C. § 78p(b) 39

15 U.S.C. § 80a-35(b) 21

28 U.S.C. § 2072(b) 7

17 C.F.R. § 240.10b-5 18

Fed. R. Civ. P. 23 .... 16, 17, 28, 30

Fed. R. Civ. P. 82 7

OTHER AUTHORITIES

In re Invesco Funds Group, Inc.,
Exchange Act Release No. 50506, 2004 WL 2270297 (Oct. 8, 2004) 29

In re Pilgrim Baxter & Assocs., Ltd.,
Investment Advisers Act Release No. 2251, 2004 WL 1379874 (Jun. 21, 2004) 30

In re Strong Capital Mgmt., Inc.,
Exchange Act Release No. 49741, 2004 WL 1124933 (May 20, 2004) 30

SECONDARY SOURCES

Jason T. Greene & Charles W. Hodges, *The dilution impact of daily fund flows on open-end mutual funds*, 65 J. Fin. Econ. 131 (2002) 24

Jason T. Greene & Conrad S. Ciccotello, *Mutual Fund Dilution From Market Timing Trades*, 4 J. Inv. Mgmt. 31 (2006) 34, 36, 37

7A Arthur R. Miller & Edward H. Cooper, *Federal Practice & Procedure* § 1768 (3d ed. 1998) 36

1 Alba Conte & Herbert B. Newberg, *Newberg on Class Actions* § 3:22 (4th ed. 2002) 32

Fund Defendants[1] respectfully submit this Omnibus Memorandum of Law in support of the following motions:

First, Fund Defendants move to dismiss, for lack of Article III standing: (i) Plaintiffs' claims regarding mutual funds in which Plaintiffs never invested, and (ii) Plaintiffs' claims against Defendants who are only alleged to have caused harm to funds other than those in which Plaintiffs invested.

Second, if the Court declines to grant Defendants' motion to dismiss Plaintiffs' claims regarding mutual funds in which Plaintiffs never invested, Fund Defendants move for a determination that a Lead Plaintiff who invested in one mutual fund within a given complex cannot satisfy the requirements of Rule 23 of the Federal Rules of Civil Procedure to bring claims at trial with respect to funds he did not own.[2]

Third, Defendants respectfully move for a determination that Section 36(b) of the Investment Company Act requires that Plaintiffs held shares in the mutual fund at the time of the alleged wrongdoing and an order compelling Derivative Plaintiffs to produce evidence

---

1 Fund Defendants include: all investment companies or "mutual funds"; all current and former officers, directors and/or trustees of those funds; investment advisers to those funds; fund distributors; underwriters; transfer agents; any of their parent or subsidiary corporations or other related entities; and all current and former officers, directors, trustees and employees of any of those entities who are named as defendants in the Consolidated Amended Class Action Complaints. This Omnibus Memorandum is not submitted on behalf of Fund Defendants in tracks in which stays in contemplations of settlement have been entered, namely Alliance, Columbia, MFS, Nations Funds, and One Group.

2 This motion arises from the Court's invitation to brief "the legal issue of whether or not you need a named investor for a particular fund." (Cross-Track Conf. Call Tr. 33:9-10, May 23, 2007.)

of contemporaneous ownership within 60 days of the Court's order on these motions, as required by paragraph 2(e) of the Order Governing Pre-Trial Scheduling and Cross-Track Discovery In MDL 1586 ("Scheduling Order").

PRELIMINARY STATEMENT

Plaintiffs propose a "one size fits all" paradigm in these cases, asserting that named plaintiffs with holdings in just one or at most a handful of mutual funds within a given complex can bring claims on behalf of many millions of shareholders and regarding hundreds of funds in which no named plaintiff ever held shares or suffered harm. But the nature of the market timing activity that lies at the core of Plaintiffs' allegations in these cases makes it crystal clear that one size does *not* fit all.

The presence of market timing or late trading in one fund says nothing at all about whether such activity took place in a separate fund, whether and to what extent market timing or late trading in that separate fund harmed shareholders (or instead benefited them), or whether a defendant charged with permitting or facilitating market timing or late trading in that separate fund has committed a wrongful act under the securities laws. A plaintiff who invested only in Fund A cannot have suffered any harm in Fund B, and he will derive no benefit from undertaking the arduous efforts necessary to attempt to prove that market timing or late trading took place in Fund B and that all the other hotly disputed prerequisites for liability have been met. A plaintiff who invested only in Fund A therefore lacks Article III standing to pursue a claim as to Fund B.

Even if Plaintiffs could somehow surmount the Article III hurdle, moreover, it is clear that Rule 23 does not permit a named plaintiff with so academic an interest to represent a

sweeping class that consists not only of investors in Fund B but also of millions of shareholders in Funds C through Z (and beyond). Although Plaintiffs' counsel objects to the effort required to "scurry around" and locate investors willing to serve as named plaintiffs in these actions, before the Court and Defendants are put to the further major expenditures of time and resources required to move these cases towards resolution, everyone concerned should know that there are true parties in interest with Article III standing who meet the Rule 23 requirements and are willing to prosecute these cases.

The Court has asked the parties to address these issues as a matter of law. This brief, which has been prepared on behalf of Fund Defendants collectively, addresses them in omnibus fashion. Once the Court has ruled on the legal issues, that ruling will need to be implemented through track-specific orders. To give the Court some sense of the consequences of its rulings, Fund Defendants have attached as Exhibits A and B two charts summarizing the number of funds per complex in which Class and Derivative Plaintiffs respectively have, and have not, invested. (*See* Declaration of Maeve O'Connor In Support of Fund Defendants' Omnibus Motion ("O'Connor Decl."), Exhs. A & B.) These charts demonstrate that Plaintiffs in most instances have a very small foothold in the large complexes of diverse mutual funds they seek to sue.

ARGUMENT

I. PLAINTIFFS LACK STANDING UNDER ARTICLE III TO BRING CLAIMS WITH RESPECT TO FUNDS THEY DID NOT OWN.

On behalf of similarly situated investors, Class and Fund Derivative Plaintiffs allege claims and seek damages with respect to numerous mutual funds – notwithstanding that they

have never held shares in a majority of these funds. Their attempt to pursue such far-reaching complaints runs afoul of Article III of the Constitution, which limits the jurisdiction of federal courts to cases in which lead plaintiffs have personally suffered injuries traceable to the unlawful conduct they allege. Plaintiffs simply have no basis to seek damages from conduct with respect to funds that are separate from those in which they invested – funds with different objectives, different requirements, different portfolios, different returns, and even in some cases, materially different prospectuses.

A. Background.

In early 2005, Fund Defendants in all subtracks filed Omnibus Motions to Dismiss the Consolidated Class Action and Derivative Complaints. Among the arguments presented at that time, Fund Defendants contended that Plaintiffs lacked standing under Article III to pursue claims related to particular mutual funds in which named plaintiffs had never invested. Plaintiffs responded that they had fully satisfied the requirements of Article III by advancing claims with respect to funds in which they did invest. Class Plaintiffs also argued that questions about their suitability to represent the interests of investors in other funds are properly addressed at the class certification stage of the litigation.

On August 25, 2005, the Court ruled on the pending motions to dismiss in the Janus subtrack – rulings which were subsequently adopted in the other subtracks assigned to Judges Motz and Blake. With respect to Fund Defendants' Article III standing argument, the Court acknowledged that "the contention may have merit" but deferred ruling on the issue "in the interest of efficient management of this litigation." *In re Mut. Funds Inv. Litig. (In re Janus Subtrack)*, 384 F. Supp. 2d 845, 853 n.4 (D. Md. 2005). Recently, the Court notified the

parties that it intended to revisit the question of Article III standing, and established a briefing schedule for this and related legal issues.

B. The Requirements of Article III Standing Are Strict; Plaintiffs Can Only Pursue Claims for Injuries They Personally Suffered.

It is a "bedrock requirement" of Article III that the federal courts restrict the exercise of their jurisdiction to actual cases and controversies. *Raines v. Byrd*, 521 U.S. 811, 818 (1997). Accordingly, plaintiffs can only invoke federal jurisdiction if they can establish that they have constitutional standing to bring a claim. *Lujan v. Defenders of Wildlife*, 504 U.S. 555, 560-61 (1992). Standing is a "threshold question in every federal case," *Warth v. Seldin*, 422 U.S. 490, 498 (1975), "perhaps the most important of the jurisdictional doctrines," *United States v. Hays*, 515 U.S. 737, 742 (1995).

To establish standing, a plaintiff must allege: (i) his own personal injury that is (ii) fairly traceable to the defendant's allegedly wrongful conduct and (iii) likely to be redressed by the requested relief. *See Allen v. Wright*, 468 U.S. 737, 751 (1984). The individual elements of constitutional standing are "inflexible and without exception." *Steel Co. v. Citizens for a Better Env't*, 523 U.S. 83, 95 (1998). In securities class actions, courts pay special attention to standing requirements in order "to avoid vexatious litigation and abusive discovery." *Forsythe v. Sun Life Fin., Inc.*, 417 F. Supp. 2d 100, 119 (D. Mass. 2006); *see also In re Bank of Boston Corp. Sec. Litig.*, 762 F. Supp. 1525, 1531 (D. Mass. 1991).

Because standing analysis revolves around the alleged legal injury that is at the core of any lawsuit, a critical component is the link between the plaintiff and that injury. As the Supreme Court underscored: "We have consistently stressed that a plaintiff's complaint must

establish that he has a 'personal stake' in the alleged dispute, and that the alleged injury suffered is particularized as to him." *Raines*, 521 U.S. at 819; *see, e.g.*, *Warth*, 422 U.S. at 498-99 ("[T]he standing question is whether the plaintiff has 'alleged such a personal stake in the outcome of the controversy' as to warrant his invocation of federal-court jurisdiction and to justify exercise of the court's remedial powers on his behalf."); *Lujan*, 504 U.S. at 560-61 & n.1 (holding that, to establish standing, plaintiff must have suffered a "particularized" injury, meaning that "the injury must affect the plaintiff in a personal and individual way"); *Clinton v. City of New York*, 524 U.S. 417, 457 (1998) (holding plaintiff failed to allege, "as it must, facts sufficient to demonstrate that *it personally* has suffered that injury") (emphasis in original).

Plaintiffs cannot circumvent these stringent standing requirements by attempting to file suit on behalf of other unnamed parties who allegedly have suffered a cognizable injury. Named plaintiffs in a class action or fund derivative lawsuit must establish standing, including a particularized and personal injury, on their own and independent from the group they seek to represent. As the Supreme Court noted:

> Petitioners must allege and show that they personally have been injured, not that injury has been suffered by other, unidentified members of the class to which they belong and which they purport to represent. Unless these petitioners can thus demonstrate the requisite case or controversy between themselves personally and respondents, 'none may seek relief on behalf of himself or any other member of the class.'

Warth, 422 U.S. at 502 (quoting *O'Shea v. Littleton*, 414 U.S. 488, 494 (1974)); *see also Lewis v. Casey*, 518 U.S. 343, 357 (1996); *Kauffman v. Dreyfus Fund, Inc.*, 434 F.2d 727, 734 (3d Cir. 1970) ("[A] predicate to appellee's right to represent a class is his eligibility to sue in

his own right."). In short, "[t]hat a suit may be a class action . . . adds nothing to the question of standing." *Simon v. Eastern Ky. Welfare Rights Org.*, 426 U.S. 26, 40 n.20 (1976); *see also Allee v. Medrano*, 416 U.S. 802, 829 (1974) (Burger, C.J., concurring and dissenting in part) ("Standing cannot be acquired through the back door of a class action.").[3]

Because standing is a "threshold question," it is a plaintiff's burden at the pleading stage "clearly to allege facts demonstrating that he is a proper party to invoke judicial resolution of the dispute and the exercise of the court's remedial powers." *Warth*, 422 U.S. at 518. A federal court may not assume there is Article III standing in order to proceed to the merits. *See Steel Co.*, 523 U.S. at 101-02 (rejecting concept of "hypothetical jurisdiction"). With very limited exception, "standing is an inherent prerequisite to the class certification inquiry" and should be resolved before the issue of class certification. *Rivera v. Wyeth-Ayerst Labs.*, 283 F.3d 315, 319 & n.6 (5th Cir. 2002); *see also In re Eaton Vance Corp. Sec. Litig.*, 220 F.R.D. 162, 169 (D. Mass. 2004).

C. Investors in Mutual Funds Only Have Standing to Pursue Claims With Respect to Funds In Which They Invested.

Applying these principles to the cases at bar, it is apparent that an investor in a mutual fund only has standing under Article III to redress allegedly unlawful conduct to the extent that he or she personally experienced losses in the mutual fund traceable to that conduct.

---

[3] Put another way, Rule 23 governing class actions does not trump the requirements of Article III or expands its limits. *See generally* 28 U.S.C. § 2072(b) (stating Federal Rules of Civil Procedure do not "abridge, enlarge, or modify any substantive right"); Fed. R. Civ. P. 82 ("[These Rules] shall not be construed to extend . . . the jurisdiction of the United States district courts."). In a class action, the issue of constitutional standing under Article III is "quite separate from certification of the class." *Lewis*, 518 U.S. at 358 n.6.

Numerous courts have considered the precise issue presented here: whether investor plaintiffs can pursue claims involving an entire family of mutual funds when they only owned shares in a limited number of those funds. Almost without exception, courts have held that Article III prevents named plaintiffs in either a class action or fund derivative suit from challenging conduct affecting mutual funds in which they never invested.

This question was first presented in three district court cases that preceded the more recent controversies in the mutual fund industry. In *Nenni v. Dean Witter Reynolds, Inc.*, No. A 98-12454, 1999 WL 34801540, at *2 (D. Mass. Sept. 29, 1999), an investor in four mutual funds subject to a deferred sales charge filed a class action complaint challenging the charge as it applied to 41 Dean Witter mutual funds. In *Williams v. Bank One Corp.*, No. 03-8561, 2003 WL 22964376, at * 1 (N.D. Ill. Dec. 15, 2003), an investor in two mutual funds pursued a derivative shareholder claim with respect to all One Group mutual funds. In *In re Eaton Vance Corp. Sec. Litig.*, 219 F.R.D. 38, 40-41 (D. Mass. 2003), several investors filed a class action challenging practices in two Eaton Vance mutual funds in which they owned shares and in two additional funds in which they had no investment. In each case, the court reached the same conclusion: *the plaintiffs lacked standing under Article III to pursue claims involving mutual funds in which they were not invested. See Nenni*, 1999 WL 34801540, at *2 ("A named plaintiff must share the same injury with the others he or she represents in order to have standing."); *Williams*, 2003 WL 22964376, at *1 ("[A]s for the other One Group Funds, any notion of Williams being able to bootstrap upstream to the business trust [the common parent of the Funds] and thence downstream to the other separate funds clearly has nothing at

all to commend it."); *Eaton Vance*, 219 F.R.D. at 41 ("The named plaintiffs have . . . not been injured by Institutional and Advisers funds.").

Numerous other courts have followed suit and have dismissed claims in mutual fund litigation for lack of Article III standing. *See, e.g.*, *Stegall v. Ladner*, 394 F. Supp. 2d 358, 363 (D. Mass. 2005) (holding that derivative plaintiff who owned shares in one of 31 mutual funds could not "bootstrap claims arising out of investment decisions made in relation to other funds in which he was not a participant"); *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, No. 04-4885, 2005 WL 2677753, at *10 (S.D.N.Y. Oct. 19, 2005) ("Turning to the issue of standing, Plaintiffs may not pursue Section 36(b) claims on behalf of the Funds in which they do not own shares."); *In re Columbia Entities Litig.*, No. 04-11704, 2005 U.S. Dist. LEXIS 33439, at *24-*25, *29-*30, *35-*37 (D. Mass. Nov. 30, 2005) (dismissing some derivative and class action claims due to named plaintiffs' lack of standing to challenge practices in entire family of mutual funds) (*See* O'Connor Decl. Exh. C); *In re Am. Funds Fees Litig.*, No. 04-5593, 2005 WL 3989803, at *2 (C.D. Cal. Dec. 16, 2005) ("Plaintiffs have suffered no injury in fact through the ten funds in which they did not own shares."); *Forsythe*, 417 F. Supp. 2d at 119 (holding that standing jurisprudence and language of Section 36(b) "limit[] eligible plaintiffs to those who hold shares in the funds on whose behalf they purport to make a claim"); *In re Salomon Smith Barney Mut. Fund Fees Litig.*, 441 F. Supp. 2d 579, 607 (S.D.N.Y. 2006) ("With regard to the sixty-eight funds of which Plaintiffs own no shares, Plaintiffs do not have standing to assert any claims because Plaintiffs cannot satisfy the standing requirements."); *Siemers v. Wells Fargo & Co.*, No. 05-04518, 2006 WL 3041090, at *7 (N.D. Cal. Oct. 24, 2006) ("Plaintiff cannot sue on behalf of funds he does not own."); *In*

re AIG Advisor Group, No. 06-1625, 2007 WL 1213395, at *4 (S.D.N.Y. Apr. 25, 2007) ("In this securities fraud case, the named plaintiffs can allege no injury from the purchase or sale of funds they never invested in. They therefore have no standing to ask me to remedy injuries related to those funds.") (citations omitted); *see also In re Merrill Lynch Inv. Mgmt. Funds Sec. Litig.*, 434 F. Supp. 2d 233, 236 (S.D.N.Y. 2006) (refusing to permit lead plaintiffs to expand class definition because they lacked standing to assert claims on behalf of shareholders in funds in which they did not own shares).

The standing analysis is no different where the defendants, as here, are not the funds themselves, but fund managers or advisers and third parties such as brokers or traders. The Article III analysis turns not upon the identity of a defendant but rather upon whether the plaintiff individually has suffered injury traceable to that defendant's conduct. Accordingly, many cases have held that plaintiffs lack standing to assert claims for losses in mutual funds in which they did not own shares where they allege that the defendants managed both those funds and the funds in which plaintiffs did own shares. *See, e.g., Stegall*, 394 F. Supp. 2d at 362 (holding that plaintiff, in a class action against a shared corporate parent of several funds, lacked standing to sue on behalf of funds he did not own even though the funds were not separately incorporated); *Nenni*, 1999 WL 34801540, at *2; *In re AIG Advisor Group Sec. Litig.*, 2007 WL 1213395, at *4-*5; *In re Merrill Lynch Inv. Mgmt. Funds Sec. Litig.*, 434 F. Supp. 2d at 236; *In re AllianceBernstein Mut. Fund Excessive Fee Litig.*, 2005 WL 2677753, at *9-*10.[4]

[4] In a few of the cases at bar, the complaints link the allegedly actionable conduct of certain Fund Defendants, traders, broker-dealers or individual broker defendants solely to

The logic of these cases is compelling. Because mutual funds are separate pools of assets and the price of a share is determined strictly by the value of those assets, a plaintiff who is not invested in a certain mutual fund has no particularized stake in the injury that other investors may have suffered there. There is no traceability between the wrongful conduct alleged in those funds and the injury the plaintiff may have experienced in another fund. Moreover, any remedy for losses allegedly experienced in a fund in which the plaintiff was never invested would not redress the plaintiff's own alleged investment losses elsewhere. Accordingly, Plaintiffs cannot satisfy *any* of the elements of Article III standing for claims relating to funds in which they did not invest.

D. Standing to Pursue Certain Claims Does Not Confer Standing to Pursue All Claims.

In opposing Fund Defendants' Motions to Dismiss, Plaintiffs argued that they fully satisfy the requirements of Article III so long as they have standing to advance some claims against each of Defendants. There is no dispute, they argued, that they have standing to pursue more narrow claims – concerning funds in which they did own shares – and that is enough to dispense with the constitutional requirements. Class Plaintiffs also argued that any

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funds other than those in which Plaintiffs invested. All claims against those Defendants, who are identified in Exhibit D, should be dismissed outright because there is no allegation that the conduct in question caused named plaintiffs any harm. (*See* O'Connor Decl. Exh. D.) As a result, there is no case or controversy involving such Defendants. In addition to the Defendants identified in Exhibit D, there are numerous other Defendants as to whom claims by all Plaintiffs should be dismissed in whole or in part for lack of standing but whose dismissal for lack of standing would require evidentiary support. Because the Court asked Defendants to brief Article III standing as a matter of law, the dispositive standing defenses of Defendants in this latter category are not addressed in this motion.

questions about their suitability to represent the interests of investors in other funds are properly addressed at the class certification stage of the litigation.

The same arguments were rejected by the Supreme Court in *Lewis v. Casey*. 518 U.S. 343. In *Lewis*, a group of prison inmates filed a class action lawsuit, on behalf of all adult prisoners in the Arizona state prison system, challenging the adequacy of prison law libraries and legal assistance. *Id.* at 346. The district court certified the class and found that the state department of corrections had violated the plaintiffs' constitutional right of access to the courts, particularly for "illiterate or non-English speaking inmates" and prisoners in lockdown. *Id.* at 346-47. The Supreme Court reversed and remanded, holding that the named plaintiffs only had standing under Article III to advance claims related to injuries that they personally suffered. *Id.* at 357.

Specifically, the Court noted that the district court had identified actual injury on the part of only two named plaintiffs, both of whom were illiterate. *Id.* at 356. Thus, the Court held that the plaintiffs lacked standing to sue for special services for other categories of inmates: non-English speakers, prisoners in lockdown, and the inmate population at large. *Id.* The Court explained:

> The actual-injury requirement [of Article III] would hardly serve the purpose we have described . . . if once a plaintiff demonstrated harm from one particular inadequacy in governmental administration, the court were authorized to remedy *all* inadequacies in that administration. The remedy must of course be limited to the inadequacy that produced the injury in fact that the plaintiff had established. This is no less true with respect to class actions than with respect to other suits.

Id. at 357 (citation omitted). Accordingly, the Court rejected the lower court's injunctive remedy as overbroad.

Lewis expressly rejected the argument which Plaintiffs here advanced earlier in defense of their complaints – that a named plaintiff fully satisfies the requirements of Article III so long as he or she has standing to advance some claims against the defendants. The Court held:

> [S]tanding is not dispensed in gross. If the right to complain of *one* administrative deficiency automatically conferred the right to complain of *all* administrative deficiencies, any citizen aggrieved in one respect could bring the whole structure of state administration before the courts for review. That is of course not the law.

Id. at 358 n.6.[5]

In addition, *Lewis* rejected the suggestion – also advanced earlier by Class Plaintiffs here – that these questions are properly resolved at the class certification stage. The Court held: "[O]ur holding that respondents lacked standing to complain of injuries to non-English speakers and lockdown prisoners does *not* amount to a conclusion that the class was improper. The standing determination is quite separate from certification of the class." *Id.* (quotation omitted).

Lewis followed an earlier Supreme Court case, *Blum v. Yaretsky*, which relied on the same logic. 457 U.S. 991 (1983). In *Blum*, the lead plaintiffs of a putative class action were Medicaid patients in a nursing home who had been transferred to a lower level of care without

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[5] The Court was divided, but three other justices agreed with the five member majority that the class plaintiffs lacked Article III standing to pursue remedial measures directed at non-English speakers and lockdown prisoners. *See id.* at 395 (Souter, J., concurring in part and dissenting in part). Only Justice Stevens endorsed the position advanced by Plaintiffs here. *Id.* at 407-08 (Stevens, J., dissenting) ("[E]ven the majority finds on the record that at least two of the plaintiffs had standing in this case, . . . which should be sufficient to satisfy any constitutional concerns.").

notice or an opportunity for a hearing. 457 U.S. at 995-96. The Court held that the plaintiffs lacked standing under Article III to pursue claims on behalf of class members who were transferred to a higher level of care. *Id.* at 1001. For a court to reach those claims would be "wholly gratuitous and advisory." *Id.* The Court explained why:

> It is not enough that the conduct of which the plaintiff complains will injure *someone*. The complaining party must also show that he is within the class of persons who will be concretely affected. *Nor does a plaintiff who has been subject to injurious conduct of one kind possess by virtue of that injury the necessary stake in litigation conduct of another kind, although similar, to which he has not been subject.*

Id. at 999 (emphasis in final sentence added). The Court also cited *Moose Lodge No. 107 v. Irvis*, which held that an African-American dinner guest denied admission to a private club could challenge the discriminatory guest policy, but lacked standing to challenge the club's similar policies for full membership. 407 U.S. 163, 166 (1972).

Plaintiffs here cannot satisfy the stringent requirements for Article III standing because they did not suffer and could not have suffered losses in mutual funds in which they never invested. That the alleged losses of other investors and the alleged conduct of Defendants in these funds might be similar to Plaintiffs' own experiences is irrelevant for purposes of standing analysis. Indeed, by Plaintiffs' logic a single investor in one mutual fund would have standing to pursue claims concerning conduct alleged to have affected shareholders in other mutual fund complexes – an absurd result. The Article III requirements are jurisdictional in nature. They cannot be ignored or sacrificed because Plaintiffs believe it would be expedient to do so. *See, e.g.*, *Raines*, 521 U.S. at 820 (holding courts must resist "the natural urge to proceed directly to the merits . . . for the sake of convenience and efficiency"); *Valley Forge*

Christian Coll. v. Ams. United for Separation of Church and State, Inc., 454 U.S. 464, 476 (1982) (holding Article III is "not merely a troublesome hurdle to be overcome if possible so as to reach the 'merits' of a lawsuit"). In fact, there is nothing expedient about burdening the Court with claims that are not part of a proper case or controversy.

II. LEAD PLAINTIFFS CANNOT SATISFY THE REQUIREMENTS OF RULE 23 AS A MATTER OF LAW TO BRING CLAIMS AT TRIAL WITH RESPECT TO FUNDS THEY DID NOT OWN.

Even if lead plaintiffs have Article III standing to bring claims with respect to funds they did not own, they fail as a matter of law to satisfy the requirements of Rule 23 to represent shareholders of such funds at trial.[6] Rule 23 does not allow a lead plaintiff with holdings in one fund to bring claims on behalf of shareholders of scores of funds that the lead plaintiff never owned. Lead plaintiffs propose to represent at trial millions of shareholders:

- who invested in mutual funds that lead plaintiff never owned;
- who were not harmed in any way by the particular trades that allegedly harmed lead plaintiff's fund;
- whose claims are subject to entirely different proof and to fund-specific defenses not applicable to lead plaintiff's claim;
- whose funds were harmed (if at all) by a different mosaic of individuals than harmed lead plaintiff's fund;
- whose injuries will not be redressed by a finding that lead plaintiff's fund suffered harm; and

[6] Fund Defendants' Rule 23 arguments herein are specifically limited to the legal issue raised in Paragraph 4(b) of the Scheduling Order. When Plaintiffs move for class certification, whether within a single fund or across funds (depending on the outcome of this motion), they will bear the burden of establishing with evidence that the elements of Rule 23 are satisfied. *See Gariety v. Grant Thornton, LLP*, 368 F.3d 356, 362 (4th Cir. 2004). Defendants have numerous other arguments why Plaintiffs cannot satisfy the requirements for class certification under Rule 23 that they will raise at that time.

- who in some instances will have a direct and irreconcilable conflict with lead plaintiff.

Plaintiffs' proof at trial will be almost entirely, if not entirely, fund-specific, and there is virtually no significant question of fact or law that can be proved at trial on a class-wide basis.

Under the circumstances, the sweeping trial classes that Plaintiffs propose cannot satisfy Rule 23 as a matter of law.[7] *First*, the claims and defenses applicable to Lead Plaintiffs are not "typical" of the shareholders in other funds. *Second*, there are no meaningful "common questions" that can be decided class-wide, much less common questions that "predominate" over fund-specific ones. *Third*, a shareholder in one fund cannot fairly and adequately represent the interests of shareholders in all other funds on the issue of dilution methodology. Fed. R. Civ. P. 23(a), 23(b)(3). As a result, a Lead Plaintiff cannot bring claims at trial on behalf of shareholders in funds in which the Lead Plaintiff held no shares and suffered no harm.[8]

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[7] Rule 23 provides that a class action may be maintained only if: "(1) the class is so numerous that joinder of all members is impracticable, (2) there are questions of law or fact common to the class, (3) the claims or defenses of the representative parties are typical of the claims or defenses of the class, and (4) the representative parties will fairly and adequately protect the interests of the class." Fed. R. Civ. P. 23(a). In addition, Rule 23(b)(3) requires that "the questions of law or fact common to the members of the class predominate over any questions affecting only individual members, and that a class action is superior to other available methods for the fair and efficient adjudication of the controversy." Fed. R. Civ. P. 23(b)(3).

[8] This Court has recognized that this brief, which addresses as a matter of law a Lead Plaintiff's ability to represent a class of shareholders in funds he did not own, will be "somewhat abstract." (Cross-Track Conference Call Tr. 25:11-12, May 23, 2007.) While Defendants believe that this issue can be resolved in their favor as a legal matter, *see, e.g.*, *Monreal v. Potter*, 367 F.3d 1224, 1238 (10th Cir. 2004) (holding discovery not required for class certification in employment discrimination action where court could not "envision how a class action trial would proceed" because common factual issues did

A. Lead Plaintiffs' Claims Are Not Typical of the Claims of Shareholders in Funds Lead Plaintiffs Did Not Own.

Rule 23 requires that a lead plaintiff's claims be typical of the claims and defenses of the class.[9] Fed. R. Civ. P. 23(a). This means that "'a class representative must be part of the class and possess the same interest and suffer the same injury as the class members.'" *Lienhart v. Dryvit Sys., Inc.*, 255 F.3d 138, 146 (4th Cir. 2001) (quoting *General Tel. Co. of Southwest v. Falcon*, 457 U.S. 147, 156 (1982)). The Fourth Circuit has explained that an analysis of typicality

> begin[s] with a review of the elements of plaintiffs' *prima facie* case and the facts on which the plaintiff would necessarily rely to prove it. We then determine the extent to which those facts would also prove the claims of the absent class members.

Deiter v. Microsoft Corp., 436 F.3d 461, 467 (4th Cir. 2006). "'The premise of the typicality requirement is simply stated: as goes the claim of the named plaintiff, so go the claims of the class.'" *Broussard v. Meineke Discount Muffler Shops, Inc.*, 155 F.3d 331, 340 (4th Cir. 1998) (quoting *Sprague v. General Motors Corp.*, 133 F.3d 388, 399 (6th Cir. 1998)).

1. The Claims of Lead Plaintiffs Are Not Typical Because They Do Not Advance Claims of Shareholders in Other Funds.

A lead plaintiff who holds shares in one mutual fund within a given complex cannot satisfy the typicality requirement of Rule 23(a) with respect to funds he does not own because

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not predominate), we are prepared if necessary to provide supporting factual affidavits with track-specific details.

[9] In deciding whether, as a matter of law, Lead Plaintiffs can satisfy the requirements of Rule 23, this Court should apply Fourth Circuit law on class certification. *See In re Korean Air Lines Disaster of Sept. 1, 1983*, 829 F.2d 1171, 1176 (D.C. Cir. 1987) (holding that in a multidistrict litigation, the law of the transferee court should govern decisions of federal law).

the facts on which he will rely to prove his claims at trial under Section 10(b) of the Exchange Act and Section 36(b) of the 1940 Act in no way advance the claims of shareholders in other funds.

(a) Section 10(b) Claims

Plaintiffs bring claims against Fund Defendants under Rule 10b-5(b) and against all Defendants under Rules 10b-5(a) and (c). 17 C.F.R. § 240.10b-5. To prevail on their claims under Rule 10b-5(b), Plaintiffs must establish that Fund Defendants: "'(1) made a false statement or omission of material fact (2) with scienter (3) upon which the plaintiff justifiably relied (4) that proximately caused the plaintiff's damages.'" *In re Royal Ahold N.V. Secs. & ERISA Litig.*, 351 F. Supp. 2d 334, 368 (D. Md. 2004) (quoting *Ottmann v. Hanger Orthopedic Group, Inc.*, 353 F.3d 338, 342 (4th Cir. 2003)). Similarly, to prevail on their claims against all Defendants under Rules 10b-5(a) and (c), Plaintiffs must establish at least that Defendants committed a "deceptive or manipulative act" with scienter that caused the plaintiffs' loss.[10]

[10] To state a claim under Rule 10b-5(a) and (c), Plaintiffs must establish that Defendants "(1) committed a manipulative or deceptive act; (2) in furtherance of a scheme and artifice to defraud, (3) with scienter; that (4) caused the class to suffer damages." *In re PNC Fin. Serv. Group, Inc.*, 440 F. Supp. 2d 421, 434 (W.D. Pa. 2006). The Supreme Court has granted *certiorari* in *Stoneridge Inv. Partners, LLC, v. Scientific-Atlanta, Inc.*, 443 F.3d 987 (8th Cir. 2006), *cert. granted*, 127 S.Ct. 1873 (2007), to decide the scope of and requirements for establishing the first prong – the commission of a manipulative or deceptive act – under Rules 10b-5(a) and (c). *Compare Regents of Univ. of Cal. v. Credit Suisse First Boston*, 482 F.3d 372, 385-86 (5th Cir. 2007) (holding scheme liability requires proof that defendant committed a manipulative or deceptive act involving either a material misstatement or an omission and a duty to disclose), *and In re Charter Commc'ns Inc. Sec. Litig.*, 443 F.3d 987, 992 (8th Cir. 2006) (same), *cert. granted*, 127 S. Ct. 1873 (2007), *with Simpson v. AOL Time Warner Inc.*, 452 F.3d 1040, 1048 (9th Cir. 2006) (holding scheme liability requires proof that defendant committed a

A lead plaintiff cannot meet this standard with respect to funds he did not own for one simple reason: proof that a particular actionable market-timing or late-trading transaction occurred in a plaintiff's fund says nothing about whether any actionable market timing or late trading occurred in any other fund. *See Deiter*, 436 F.3d at 466 ("The representative party's interest in prosecuting his own case must simultaneously tend to advance the interests of the absent class members."); *id.* at 468 (affirming denial of class certification in antitrust case on typicality grounds where evidence supporting individual purchasers' case "would hardly prove a case on behalf of Microsoft's [business] customers" who negotiated their own bulk purchase prices). By the same token, proof that a particular trade caused harm to Lead Plaintiff's fund says nothing about whether any other fund – each of which is a unique pool of assets – was harmed by any market timing at all.

On the contrary, the trial of each element of Plaintiffs' Section 10(b) claims will turn on fund-specific proof:

- the question of whether the prospectus for a given fund contained a *misstatement or omission* will turn on proof regarding the presence or absence of market timing arrangements in that fund;
- the question of whether any such misstatement or omission was *material* will turn on the quantity and impact of timing arrangements and/or late trading in that particular fund;
- the question of whether any defendant committed a *deceptive or manipulative act* within the meaning of Rules 10b-5(a) and (c) will turn on fund- and trade-specific proof of whether any conduct actionable under those Rules caused harm to a given fund;

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manipulative or deceptive act that had "the principal purpose and effect of creating a false appearance of fact").

- the question of whether any defendant acted with *scienter* in permitting timing or late trading in a particular fund will turn on proof regarding any deals struck with traders in that fund;

- proof of *damages* will require an analysis on a fund- and trade-specific basis of whether a particular trade or particular trading caused harm and, if so, whether and to what extent that harm has been or will be recompensed by the regulatory settlement; and

- proof of *loss causation* will require an analysis on a fund- and trade-specific basis of whether any actionable harm that plaintiffs suffered was caused by market timing, by late trading, or by some combination requiring allocation among defendants.[11]

The necessity of proving specific instances of market timing and/or late trading at trial on a fund-by-fund, account-by-account basis defeats typicality. *See, e.g., Siemers v. Wells Fargo & Co.*, --- F.R.D. ---, 2007 WL 1593954, at *6 (N.D. Cal. June 1, 2007) (refusing to certify class encompassing mutual funds that lead plaintiff did not own because of combined typicality and manageability concerns that would ensue from "necessity to prove on a fund-by-fund and fee-by-fee basis that excessive/sham fees were imposed"); *Benway v. Resource*

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[11] We do not address the question of reliance in this motion given the Court's ruling on Defendants' Omnibus Motion to Dismiss that Plaintiffs are entitled at the pleading stage to a presumption of reliance. Even if Plaintiffs have the benefit of such a presumption, however, Defendants are entitled to rebut that presumption. *See Finkel v. Docutel/Olivetti Corp.*, 817 F.2d 356, 359 (5th Cir. 1987) (quoting *Rifkin v. Crow*, 574 F.2d 256, 262 (5th Cir. 1978)) ("'If defendant can prove that plaintiff did not rely, that is, that plaintiff's decision would not have been affected even if defendant had disclosed the omitted facts, the plaintiff's recovery is barred.'"). Moreover, questions may exist as to whether Plaintiffs are entitled to a presumption of reliance in particular funds, particularly as to Defendants that did not make any alleged statements and owed no duty to disclose to any investor. *See, e.g., Regents of the Univ. of Cal. v. Credit Suisse First Boston*, 482 F.3d 372, 384 (5th Cir. 2007) (finding no presumption of reliance because "banks were not fiduciaries and were not otherwise obligated to the plaintiffs"). This raises the possibility that Defendants will be able to invoke additional, fund specific defenses that undercut Lead Plaintiffs' typicality as a representatives of the class. *See infra* Part II.A.2.

Real Estate Servs., LLC, 239 F.R.D. 419, 423-24 (D. Md. 2006) (holding that lead plaintiffs' claims that defendants used illegitimate affiliated business arrangements (ABAs) to overcharge borrowers and to pay kickbacks were typical only of those class members whose transactions involved the same ABA because question of whether an ABA was a *bona fide* provider of settlement services required independent consideration).

(b) Section 36(b) Claims

Plaintiffs' claims under Section 36(b) of the 1940 Act will likewise turn on fund-specific proof, as the statute requires. The highly focused and restrictive language of Section 36(b) does not permit a shareholder to assert claims on behalf of funds in which he did not invest:

> An action may be brought under this subsection [§ 36(b)] . . . *by a security holder of such* registered investment company on behalf of *such* company … for breach of fiduciary duty in respect of *such* compensation or payments paid by *such* registered investment company . . . .

15 U.S.C. § 80a-35(b) (emphasis added). Accordingly, courts have repeatedly barred Section 36(b) claims on behalf of funds in which a plaintiff was not a shareholder, even when those funds and the plaintiff's fund are in the same series of funds. *See, e.g., Siemers v. Wells Fargo & Co.*, No. 05-04518, 2006 WL 3041090, at *7-*8 (N.D. Cal. Oct. 24, 2006) (holding under Section 36(b) that "[p]laintiff cannot sue on behalf of funds he does not own" and that each series of a given registrant is a distinct fund for purposes of Section 36(b)); *Green v. Nuveen Advisory Corp.,* 186 F.R.D. 486, 493 (N.D. Ill. 1999) ("Pursuant to 15 U.S.C. § 80a-35(b), plaintiffs do not have standing to bring a § 36(b) claim on behalf of investment companies other than the Funds in which they are security holders."); *In re Franklin Mut.*

Funds Fee Litig., 478 F.Supp.2d 677, 684 (D.N.J. 2007) ("[T]he term 'action', as used in § 36(b), clearly refers to an action brought by a security holder in a particular fund *on behalf of* that fund.") (emphasis in original).

Even if a plaintiff under Section 36(b) could bring claims regarding other funds (which clearly he cannot), the proof at trial would necessarily be fund-specific. At trial, Plaintiffs must not only establish that actionable market timing and/or late trading occurred in a given fund, but also must establish that the fees that the advisor earned on market timing assets in that fund were "so disproportionately large" that they had "no reasonable relationship to the services rendered [to that fund] and [thus] could not have been the product of arm's-length bargaining. " *Gartenberg v. Merrill Lynch Asset Mgmt., Inc.*, 694 F.2d 923, 928 (2d Cir. 1982); *see also Migdal v. Rowe Price-Fleming Int'l, Inc.*, 248 F.3d 321, 327 (4th Cir. 2001); *In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845, 868 (D. Md. 2005) (holding that plaintiffs may be able to recover under Section 36(b) only for excessive fees and expenses resulting from market timing and late trading, but that Section 36(b) could not be used more broadly to challenge market timing or late trading practices or to recover traders' profits from market timing or late trading). This analysis is inherently fund-specific and incapable of class-wide proof.

2. Lead Plaintiffs May Be Subject to Fund-Specific Defenses That Undermine Typicality.

The differences among mutual funds within a given complex further compound Plaintiffs' typicality problem by subjecting Lead Plaintiffs to fund-specific defenses. *See Broussard*, 155 F.3d at 342 ("[W]hen the defendant's affirmative defenses . . . may depend on

facts peculiar to each plaintiff's case, class certification is erroneous.") (citation and quotation omitted).

Plaintiffs attempt in one fell swoop to bring claims on behalf of shareholders in domestic funds, international funds, small cap funds, large cap funds, tax free municipal bond funds, sector funds, funds with $300 million in assets under management, funds with $8 billion in assets under management, and funds with varying prospectus language regarding market timing,[12] to cite just a few examples. The differences among funds in factors such as

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[12] For example, three of the mutual funds in the Alger family did not contain any language in their prospectuses prohibiting or restricting market timing. One of those funds, The Alger Fund, included a provision in its Statement of Additional Information potentially restricting the number of certain kinds of exchanges an investor could make, but not for the purpose of controlling market timing. Alger Stmt. of Add'l Info. at 21 (Feb. 28, 2003) (relevant pages attached as Exhibit E to the O'Connor Decl.). Other funds in the Alger complex did not restrict the number of exchanges permitted. Also *compare* Scudder Dev. Fund Prospectus at 15 (Nov. 1, 1999) ("Exchanges are a shareholder privilege, not a right: we may reject or limit any exchange order, particularly when there appears to be a pattern of 'market timing' or other frequent purchases and sales.") (relevant pages attached as Exhibit F to the O'Connor Decl.) *with* Kemper New Europe Fund Prospectus at 14-15 (Sept. 3, 1999) (relevant pages attached as Exhibit G to the O'Connor Decl.):

> Shares of a Kemper Fund with a value in excess of $1,000,000 (except Kemper Cash Reserves Fund) acquired by exchange from another Kemper Fund, or from a Money Market Fund, may not be exchanged thereafter until they have been owned for 15 days (the "15-Day Hold Policy"). Shares of a Kemper Fund with a value of $1,000,000 or less (except Kemper Cash Reserve Fund) acquired by exchange from another Kemper Fund or a Money Market Fund may not be exchanged thereafter until they have been owned for 15 days, if, in the investment manager's judgment, the exchange activity may have an adverse effect on the fund. In particular, a pattern of exchanges that coincides with a "market timing" strategy may be disruptive to the fund and therefore may be subject to the 15-Day Hold Policy.

asset mix, investment model, performance, and total assets under management, however, attracted different traders with different strategies, influenced fund defendants' decisions (where such decisions were made) about whether to enter into timing arrangements, impacted the susceptibility of a given fund to harm from market timing, and will shape the claims and defenses at trial.

To cite a few examples:

- Many domestic funds are not susceptible to harm from market timing activity because they do not provide any arbitrage opportunity for traders to exploit. *See In re Mutual Funds Inv. Litig.*, 384 F. Supp. 2d at 852 n.1 ("Market timing is a form of arbitrage."); Invesco Compl. ¶ 89 (alleging that market timing opportunities arise principally in mutual funds holding foreign investments and those holding illiquid securities, such as high-yield bonds or small-cap stocks). Absent an arbitrage opportunity, a timer is likely to gamble correctly 50% of the time and gamble incorrectly the other 50% of the time, netting to zero dilution effect. *See* Jason T. Greene & Charles W. Hodges, *The dilution impact of daily fund flows on open-end mutual funds*, 65 J. Fin. Econ. 131, 153 (2002) ("We find little evidence of daily fund flows consistent with profitable trading in domestic funds and find no significant average dilution impact."). (O'Connor Decl. Exh. H.) Lead plaintiffs in such funds will be subject to scienter and materiality defenses due to the lack of any foreseeable harm from actionable market timing in such a fund.

- In certain funds, the harm to shareholders will have been caused to a large extent, if not entirely, by the arbitrage of late trading. *See* Greene & Hodges, *supra*, at 132 (concluding that market timing has "no dilution effect on average in domestic equity . . . funds"). With one exception, we are aware of no instance in which the Securities and Exchange Commission or any other regulator found that a mutual fund complex knew of or actively facilitated such conduct. As a result, the claims of Plaintiffs in such funds will have fund-

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See, e.g., Broussard, 155 F.3d at 340 (holding that named plaintiffs' claims were not typical of the class members in a breach of contract action and plaintiffs could not "amalgamate multiple contract actions into one" where different language in disputed contracts presented the possibility that defendants had breached contracts with some class members but not others).

specific loss causation and materiality defenses based on the negligible proportion of harm attributable to market timing.

- In certain funds, no late trading occurred. Lead Plaintiff in such a fund will not have actionable claims against broker-dealers or other financial intermediaries and therefore will not be able to bring such claims in a representative capacity on behalf of shareholders in other funds in which late trading did occur.

- In certain funds, some trades caused harm, and others conferred a benefit. In some cases, there were trades that caused harm within funds that benefited overall; in other cases, there were trades that conferred a benefit within funds that were harmed overall. These data raise fund-specific defenses to liability and raise claims that a single lead plaintiff who did not invest in the fund at issue would not have incentive or perhaps standing to pursue.

These illustrative fund-specific defenses defeat typicality and in some cases will require dismissal of the entire lawsuit due to factors specific to the fund in which lead plaintiff invested. *See, e.g., Zenith Labs., Inc. v. Carter-Wallace, Inc.*, 530 F.2d 508, 512 (3d Cir. 1976), *cert. denied*, 429 U.S. 828 (1976) (holding that when "unique defenses could conceivably become the focus of the . . . litigation and divert much of [the named plaintiff's] attention from the suit as a whole, the remaining members of the class could be severely disadvantaged by [the named plaintiff's] representation"); *Wiseman v. First Citizens Bank & Trust Co.*, 212 F.R.D. 482, 488 (W.D.N.C. 2003) (citing *Gary Plastic Packaging Corp. v. Merrill Lynch, Pierce, Fenner & Smith, Inc.*, 903 F.2d 176, 180 (2d Cir. 1990) (holding named plaintiffs who were sophisticated investors were subject to a unique defense that they had made independent investment decisions and therefore the plan fiduciary was not liable for losses suffered).

More generally, the differences among funds highlight the lack of typicality across funds in Plaintiffs' proof at trial. Evidence that Defendants allowed a particular trader to

market time a bond fund, for example, says nothing about whether Defendants allowed or would have been inclined to allow market timing in an international fund. Likewise, evidence that Defendants allowed a particular trader to time $20 million in a $6 billion fund says nothing about whether Defendants allowed or would have been inclined to allow someone to time $20 million in a $300 million fund. And evidence that a particular Defendant believed that market timing could harm a sector fund says nothing about whether that Defendant believed that market timing could harm a domestic mid-cap fund. These variations in facts raise the prospect of fund-specific defenses, complicate fund-specific proof, and defeat typicality.

3. Sweeping Allegations of a Unified "Scheme" Among All Defendants Cannot Salvage Typicality.

Plaintiffs' conclusory allegations of a broad "scheme" involving all Defendants reflect a lack of understanding about the very trading phenomena on which Plaintiffs' claims are based and cannot satisfy the typicality requirement. *See, e.g., Hudson v. Capital Management Intern., Inc.*, 565 F. Supp. 615 (D.C. Cal. 1983). As the complaints make clear, this is not a case in which a single, top-down scheme united all Defendants for their mutual benefit. *See Hoxworth v. Blinder, Robinson & Co.*, 980 F.2d 912, 914-15, 923-24 (3d Cir. 1992) (finding typicality satisfied where case turned on "narrow[]" binary question of whether broker-dealer charged greater than 5% mark-up to purchasers of 21 securities). Nor is it a case in which defendants are bound together by a hub-and-spoke conspiracy. *Tedesco v. Mishkin*, 689 F. Supp. 1327, 1330, 1334-36 (S.D.N.Y. 1988) (holding typicality requirement satisfied across investment vehicles where defendant at "hub" of alleged conspiracy treated investors in

separate funds as though they had invested in one entity). Instead, there were multiple competing forces at work – distinct individuals and entities engaged in distinct acts, with interests that sometimes coincided and sometimes diverged, in shifting patterns in different funds and at different times.

The traders who are supposedly at the center of the alleged scheme were independent actors, each with his own trading strategy and his own preferred funds. The purported scheme includes: (i) trader defendants who allegedly had arrangements to market time certain funds, (*see, e.g.,* Franklin Templeton Compl. ¶ 96; Pilgrim Baxter Compl. ¶ 83; Scudder Compl. ¶ 100); (ii) traders who allegedly engaged in under-the-radar market timing of certain funds (which Plaintiffs contend may support an actionable claim notwithstanding the lack of scienter), (*see, e.g.,* Franklin Templeton Compl. ¶ 126); and (iii) traders who allegedly engaged in late trading of certain funds with the assistance of financial intermediaries, (*see, e.g.,* Pilgrim Baxter Compl. ¶ 68; Scudder Compl. ¶ 102; Strong Compl. ¶ 65). The traders within each of these groups – who may overlap to some extent – operated independently from one another in pursuit of independent goals. They traded in the funds that suited their personal investment goals at a given time, without regard to what funds others were trading. They gained no benefit from each other's conduct.

Nor did the broker-dealer defendants and Fund Defendants operate in concert with regard to alleged late trading. With one exception, we are aware of no fund group that the SEC found to have known of or facilitated late trading. Further, in most instances, there is no live allegation that the broker-dealer defendants and Fund Defendants worked together to

promote market timing. Finally, broker-dealer defendants did not act in concert with one another nor gain any benefit from each other's conduct.

What Plaintiffs really allege is not a unified scheme amounting to a conspiracy among all Defendants but rather numerous independent acts allegedly supporting numerous independent causes of action under the "scheme liability" provisions of Rule 10b-5(a) and (c). Defendants within this purported scheme are potentially adverse to one another: Fund Defendants and broker-dealer defendants are potentially adverse with regard to actionable market timing and late trading; Fund Defendants and traders are potentially adverse with regard to under-the-radar timing. It was this very potential adversity among co-Defendants that led the parties to this MDL to establish separate administrative groupings for Fund Defendants, broker-dealer defendants, and trader defendants. This adversity undercuts any allegation of a common scheme. Plaintiffs' desire to recover against a hodgepodge of individuals who allegedly caused harm through independent conduct is insufficient to transform a grab bag into a scheme sufficient to satisfy the typicality requirement. *See Deiter*, 436 F.3d at 467 (holding plaintiffs' allegation of a common monopolization scheme affecting all defendants was "made at an unacceptably general level" and did not suffice to establish typicality).

B. Lead Plaintiffs Cannot Satisfy the Predominance Requirement With Respect to Funds In Which They Did Not Own Shares.

To certify a class for trial purposes, Plaintiffs must establish that there are "common questions of law or fact" across mutual funds within a given complex and that those common questions "predominate over any questions affecting only individual members." Fed. R. Civ.

P. 23(a), 23(b)(3). Here again, the inescapably fund- and trade-specific nature of Plaintiffs' own proof defeats them. This is a case about harm to shareholders of hundreds of individual mutual funds, and it can only be proved by reference to actionable conduct and harm that occurred in each fund for which recovery is sought.

The predominance requirement, which is "far more demanding" than the commonality requirement,[13] "tests whether proposed classes are sufficiently cohesive to warrant adjudication by representation." *Gariety v. Grant Thorton LLP*, 368 F.3d 356, 362 (4th Cir. 2004) (citation omitted). As with typicality analysis, courts addressing the predominance requirement examine whether common claims predominate in light of each element of the plaintiffs' causes of action. *Morris v. Wachovia Securities, Inc.*, 223 F.R.D. 284, 299-301 (E.D. Va. 2004) (refusing to certify class in securities fraud case where individual issues as to representations and reliance predominated).

For the reasons set forth in Part II.A above, Plaintiffs cannot establish any dispositive element of any of their claims on a class-wide basis. As the SEC was careful to emphasize in its fund complex settlement orders, market timing – the core of Plaintiffs' claims – is not illegal per se. *See, e.g., In re Invesco Funds Group, Inc.*, Exchange Act Release No. 50506,

---

[13] The Supreme Court has noted that the commonality, typicality and adequacy of representation requirements of Rule 23(a) "tend to merge." *Gen. Tel. Co. of the Southwest v. Falcon*, 457 U.S. 147, 158 n.13 (1982). To satisfy the commonality requirement, the "common questions must be dispositive and over-shadow other issues." *Lienhart v. Dryvit Systems, Inc.*, 255 F.3d 138, 146 (4th Cir. 2001). Given the overlap between commonality and typicality, we do not separately argue commonality but instead incorporate Part II.A by reference. *See also Becnel v. KPMG LLP*, 229 F.R.D. 592, 596 (W.D. Ark. 2005) (finding lack of commonality in a securities fraud class action where each potential class member would need to determine the specific defendants for their transaction).

2004 WL 2270297 (Oct. 8, 2004); *In re Pilgrim Baxter & Assocs., Ltd.*, Investment Advisers Act Release No. 2251, 2004 WL 1379874 (Jun. 21, 2004); *In re Strong Capital Mgmt., Inc.*, Exchange Act Release No. 49741, 2004 WL 1124933 (May 20, 2004). It also is not harmful per se. The confluence of factors that make it actionable on a given occasion, ranging from market conditions to the state of mind of the individuals responsible for a given trade, shifts kaleidoscopically from instance to instance and is not subject to uniform proof. The lack of any meaningful issue that is subject to class-wide proof is the death knell of predominance. *See Morris*, 223 F.R.D. at 299 (finding predominance requirement not satisfied where plaintiffs could not establish any elements of Section 10(b) claim on a class-wide basis); *Blades v. Monsanto Co.*, 400 F.3d 562, 569 (8th Cir. 2005) (finding predominance requirement not satisfied where plaintiffs could not prove either element of their claim under Section 4 of the Clayton Act on "a systematic, class-wide basis").

In evaluating predominance, courts consider not only whether the plaintiffs' claims are susceptible of class-wide proof but also "the difficulties likely to be encountered in the management of a class action." Fed. R. Civ. P. 23(b)(3)(D). The sprawling complex-wide classes that Plaintiffs contemplate would pose significant manageability problems at trial. For instance:

- A jury would have to sit through weeks upon weeks of testimony from numerous witnesses regarding trades that occurred in as many as 100 or more separate mutual funds within a given complex – involving different traders, different broker-dealers, and different facts and circumstances supporting the claims and defenses – and attempt to keep straight not only which evidence pertains to which fund but also, within that, which evidence pertains to which accounts.

- For each fund within a given complex, a jury would have to conduct a painstaking analysis to identify which of thousands of accounts should be included in the calculation of dilution caused by actionable market timing, in the calculation of dilution caused by late trading, or both.

- A jury would have to examine the fee structure and services rendered to scores of funds within the same fund family and, again, keep the evidence straight.

"It would be very hard for a jury, however conscientious, to manage the massive program served up by counsel." *Siemers*, 2007 WL 1593954, at *7 (noting that manageability concerns "decidedly militate[] against" certification of complex-wide class involving over 100 mutual funds where certification "would mean examination at trial of the fee structure and justifiability of one hundred or more separate funds over five years"). Plaintiffs' stated desire to avoid "scurrying around" to drum up clients for the various funds they seek to represent cannot overcome the difficulties of managing a class action trial without class-wide proof. (Cross-Track Conf. Call Tr. 19:20-24, May 23, 2007.)

C. Lead Plaintiffs Cannot Fairly and Adequately Represent Shareholders Who Invested In Different Funds At Trial.

Rule 23(a) requires that a plaintiff seeking to certify a class for trial purposes must demonstrate that he will "fairly and adequately protect the interests of the class." Fed. R. Civ. P. 23(a). Lead Plaintiffs' "one size fits all" approach – under which they propose to bring claims in which they have no stake, to sacrifice claims available to shareholders in other funds due to a lack of standing, and to impose a damages methodology that increases their recovery at the expense of others – is fundamentally at odds with this requirement.

1. **Lead Plaintiffs Lack Incentive To Pursue Claims Regarding Funds In Which They Held No Shares.**

As demonstrated above, Lead Plaintiffs' claims are not typical of shareholders who invested only in funds that Lead Plaintiffs did not own. This disabling lack of typicality means that Lead Plaintiffs cannot fairly and adequately represent at trial shareholders who invested in different funds, for two related reasons.

First, Lead Plaintiffs lack incentive to pursue the claims of shareholders in other funds. *See* 1 Alba Conte & Herbert B. Newberg, *Newberg on Class Actions* § 3:22 (4th ed. 2002) ("[W]hen typicality of claims is absent, the class representative inherently has a conflict with the rest of the class because he or she has no incentive to prosecute class claims vigorously."). Alignment of Lead Plaintiffs' incentives with those of shareholders in all the funds he purports to represent is critical to "assure that the absentees' interests will be fairly represented." *Reilly v. Gould, Inc.*, 965 F. Supp. 588, 598 (M.D. Pa. 1997) (citation omitted).

Maximizing recovery, for example, is contingent on proving each instance of market timing or late trading that harmed shareholders. Lead Plaintiffs have no incentive to go the extra mile to prove up claims affecting funds in which they had no shares because they have no stake in the outcome and no prospect of recovery for harm caused to such funds. *See Rosen v. Fidelity Fixed Income Trust*, 169 F.R.D. 295, 299-300 (E.D. Pa. 1995) (holding lead plaintiff would have no incentive to pursue "burdensome investigation" into make-up of fund's portfolio and defendants' investment strategy throughout class period when her personal claims required only proof of misrepresentations or omissions in prospectus as of date of her purchase); *Gordon v. Hunt*, 98 F.R.D. 573, 579 (S.D.N.Y. 1983) (holding that it

was "unrealistic" to expect named plaintiff to have "equal incentive to develop all of the intricate facts" throughout class period when he need only show existence of conspiracy during the three weeks he was trading silver futures to prove his antitrust claim).

Second, the incentive problems are especially acute because a Lead Plaintiff who held shares in one fund does not even have claims against all Defendants who caused harm to another. *Hudson v. Capital Mgmt. Int'l., Inc.*, 565 F. Supp. 615 (D.C. Cal. 1983) (declining to certify class where cast of characters involved in each limited partnership at issue varied and where named plaintiffs did not have claims against all defendants against whom various class members had claims). The cast of characters involved in causing harm varied from fund to fund depending on a particular trader's strategy and, where applicable, his choice of intermediary to facilitate late trading in a given fund. For example, Canary allegedly engaged in late trading through dealings with different intermediaries – including among others Brean Murray, Bank of America and Security Trust – in different funds. (*See, e.g.*, Invesco Compl. ¶¶ 47-48, 121, 124-131; Strong Compl. ¶¶ 64-65, 92, 95; Scudder Compl. ¶ 93.) Plaintiff in a fund that did not experience any late trading via Bank of America does not have standing against Bank of America and therefore cannot adequately represent shareholders in funds in which Bank of America allegedly caused harm. *See In re Healthsouth Corp. Sec. Litig.*, 213 F.R.D. 447, 460 (N.D. Ala. 2003) (holding that claims of would-be class representatives were not typical of claims of some class members where class members had claims that putative representatives lacked standing to assert).

2. Potential Conflicts of Interest Prevent Lead Plaintiffs From Adequately Representing Shareholders Of Other Funds.

A single lead plaintiff cannot adequately represent the interests of shareholders of funds in which that lead plaintiff did not invest because the varying effect of timing activity on different funds and the dueling methodologies for determining dilution have potential to create irreconcilable conflicts of interest. Under Rule 23(a)(4), the class representative "'must be part of the class and possess the same interest and suffer the same injury as the class members,'" so that the class representative will "possess undivided loyalties to absent class members." *Broussard v. Meineke Discount Muffler Shops, Inc.*, 155 F.3d 331, 338 (4th Cir. 1998) (quoting *East Texas Motor Freight Sys. Inc. v. Rodriguez*, 431 U.S. 395, 403 (1977)). *Broussard* recognized that the Supreme Court and the Fourth Circuit have long held that conflicts of interest between different members of a class "preclude class certification." *Id.* at 337. *See also Valley Drug Co. v. Geneva Pharm.*, 350 F.3d 1181, 1189 (11th Cir. 2003) ("If substantial conflicts of interest are determined to exist among a class, class certification is inappropriate.").

First, no single plaintiff can represent all plaintiffs in a fund in which he did not hold any shares because the particular portfolio manager's response to inflows of market timing money affects the degree to which harm resulted. *See* Jason T. Greene & Conrad S. Ciccotello, *Mutual Fund Dilution From Market Timing Trades*, 4 J. Inv. Mgmt. 31, 32, 39 (2006) (O'Connor Decl. Exh. I) ("[T]he same trade in two funds could impose significantly different amounts of dilution, depending on how each [portfolio manager] treats the cash from the market timer's purchase."); *id.* at 34 ("Some [portfolio managers] might invest inflows

immediately, some gradually, and others not at all."). The lead plaintiff has no incentive to vigorously pursue discovery regarding timers who provided a net benefit to his fund but caused substantial dilution elsewhere. As a result, he lacks "undivided loyalties to absent class members" who would have a strong interest in recovering for harm caused by such timers. *Broussard*, 155 F.3d at 338 (overturning class certification due to "manifest" conflict between former franchisees, whose only incentive was to maximize damages against franchisor, and current franchisees who had interest in ensuring long-term health of franchisor).

Second, Plaintiffs with holdings in different mutual funds may also have conflicting interests regarding the appropriate methodology that the Court should employ to calculate damages from market timing and late trading. This potential conflict among Plaintiffs is profound: the choice of methodology can mean the difference between exceeding the regulatory settlement amount – the *sine qua non* for any actionable claim – or falling short. *See In re Mut. Funds Inv. Litig.*, 384 F. Supp. 2d 845, 857 n.11 ("If the [regulatory] settlements provide full restitution to those who were harmed, plaintiffs are entitled to no further recovery.").

The same dilution methodology applied to different funds can overestimate, underestimate or correctly estimate damages depending on the circumstances. For example, Plaintiffs advocate a dilution model that assumes that each portfolio manager fully invested all timer cash the day after it flowed into the fund, without regard to what the portfolio managers actually did with timer inflows. If the portfolio manager actually held timer inflows in cash, however, this model will either overestimate or underestimate dilution, depending on market performance. In a down market, extra cash keeps its value and therefore mitigates the fund's

losses; in an up market, extra cash acts as a drag on fund performance because it does not increase in value. *See* Greene & Ciccotello, *supra*, at 44-45 ("Without complete investment of flow, the 1-day model underestimates dilution in an up market and overestimates dilution in a down market.").

This conflict is particularly acute because the only way Plaintiffs can overcome the regulatory settlement hurdle in some funds is to argue strenuously for a methodology that ignores what portfolio managers actually did with timer cash, even though that methodology underestimates dilution in certain other funds, jeopardizing the ability of shareholders in such funds to overcome the same hurdle. A conflict that could effectively bar one set of plaintiffs from participating in the class action is undoubtedly the type of "conflict that goes to the very subject matter of the litigation [that] will defeat a party's claim of representative status." 7A Charles Alan Wright, Arthur R. Miller & Edward H. Cooper, *Federal Practice & Procedure* § 1768 (3d ed. 1998). Lead Plaintiffs' "one size fits all" approach thus has the potential to put them in direct conflict with shareholders in other funds whom they purport to represent. Plaintiffs cannot simultaneously be heard to argue that portfolio managers' actual treatment of timer cash should be ignored entirely and that it should be taken into account.

Third, Plaintiffs have conflicting interests because some trades actually conferred a benefit and some members of the class were themselves engaged in market timing activity, whether by agreement or under the radar. Courts have repeatedly held that class certification can be defeated by a "fundamental" conflict that occurs when "some party members claim to have been harmed by the same conduct that benefited other members of the class." *Valley Drug Co. v. Geneva Pharm.*, 350 F.3d 1181, 1189 (11th Cir. 2003) (overturning class

certification in a suit by drug wholesalers alleging an anticompetitive agreement between a branded pharmaceutical and a generic manufacturer on adequacy grounds because some wholesalers profited from the agreement). *See also Pickett v. Iowa Beef Processors,* 209 F.3d 1276, 1280 (11th Cir. 2000) ("[A] class cannot be certified when its members have opposing interests or when it consists of members who benefit from the same acts alleged to be harmful to other members of the class."); *Bieneman v. City of Chicago*, 864 F.2d 463, 465 (7th Cir. 1988) (refusing to certify class of all residents allegedly harmed by aircraft noise because some "undoubtedly derive great benefit" from proximity to the airport); *In re Healthsouth Corp. Sec. Litig.*, 213 F.R.D. 447, 462-63 (N.D. Ala. 2003) (declining to certify class in a securities fraud case where some plaintiffs benefited from the artificially inflated share price, notwithstanding class definition that purported to exclude them because "[t]he conflicts among the representatives, among subclasses, and between the representatives and the class as a whole are too great to ignore and negate the adequacy of representation").

Market timers benefit mutual fund shareholders when a fund's equity holdings decline in value and timers' activities have led portfolio managers to keep more holdings in cash, which is then more valuable than other assets. *See* Greene & Ciccotello, *supra*, at 35 ("Timer trades can benefit the fund if negative (positive) returns coincide with positive (negative) cash distortions."); *id.* at 38 ("There is a benefit to the fund where the cash distortions and returns are in opposite directions."). This theory has been borne out in practice, partly in light of the fact that the class period largely coincided with a bear market, in which equities were losing value. As in *Valley Drug, Bieneman* and *Healthsouth*, there is an irreconcilable conflict between shareholders who gained and lost profits due to market timing.

III. PLAINTIFFS SUING UNDER SECTION 36(b) OF THE INVESTMENT COMPANY ACT MUST SHOW THEY OWNED SHARES AT THE TIME OF THE ALLEGED WRONGDOING.

As shown above, Article III precludes Plaintiffs from asserting claims for any time period in which they did not own shares of a particular mutual fund. *See supra* Part I.B. Moreover, in addition to Article III's requirements, Section 36(b) independently requires that a plaintiff must have owned a fund's shares at all times for which recovery is sought. As the only court that has addressed the issue has held, a Section 36(b) plaintiff must have owned shares in a defendant mutual fund at the time of alleged wrongdoing for which recovery is sought. *Markowitz v. Brody*, 90 F.R.D. 542, 552 (S.D.N.Y. 1981). This "contemporaneous ownership" requirement was the result of a carefully reasoned opinion by the *Markowitz* court, and remains good law.

In *Markowitz*, mutual fund investment advisors and an underwriter moved to dismiss a Section 36(b) claim because the shareholder plaintiff did not own the fund shares at the time of the alleged wrongdoing (receipt of excessive fees). *Id.* at 548-50. In a lengthy opinion, the court carefully considered this question, and concluded that the plaintiff's claims had to be dismissed. The court held that Section 36(b) requires ownership at the time of the alleged wrongdoing, stating:

> The basic question for the Court, then, is whether Section 36(b) . . . was in part enacted to protect persons who do not own any security of the investment company at the time the defendant investment adviser receives its fee and commits the alleged breach of fiduciary duty. For the reasons stated below, *the Court holds that Section 36(b) is not intended to protect non-contemporaneous security holders, and that such persons should accordingly not be permitted to maintain Section 36(b) actions.*

Id. at 552 (emphasis added). In reaching this holding, the court reviewed the legislative history of Section 36(b), which shows that the provision's purpose is to protect *only shareholders*, and *not others*:

> Section 36(b) exists to control a particular abuse that may result from the relationship between an investment company and its investment advisers. It is plain enough how such abuses potentially impact on security holders of an investment company: every dollar that the investment company pays to its investment advisers is a dollar that is unavailable to be paid out to the security holders of the company. *However, the Court sees no comparable potential impact on persons who are not security holders of the investment company at the time the investment advisers' fees are paid.*

Id. at 553 (emphasis added).[14] The court accordingly dismissed the claims of a plaintiff who had not pled that he had owned the fund's shares at the time allegedly excessive fees were paid. *Id.* at 554.

Although this holding in *Markowitz* was decided more than twenty years ago, it remains good law. It has not been overruled, or distinguished by other courts, and Section 36(b) has not been meaningfully amended. *Markowitz*'s impact on these cases is straightforward. The Court should hold that only those Plaintiffs who owned a fund at the time of alleged wrongdoing can recover, and only for any wrongdoing shown to have occurred during their ownership.

---

[14] *Markowitz* distinguished Section 36(b) from Section 16(b) of the Securities and Exchange Act, 15 U.S.C. § 78p(b), which other courts had held did not embody a contemporaneous ownership requirement. *Markowitz*, 90 F.R.D. at 553. The court expressly found that, unlike Section 36(b), Section 16(b) was enacted to protect the non-investing public. *Id.*

IV. CONCLUSION

For the reasons set forth above, Plaintiffs' claims with respect to funds they did not own should be dismissed. In the alternative, Defendants respectfully request this Court to declare as a matter of law that Plaintiffs must designate one lead plaintiff per mutual fund in order to certify a class for trial purposes. Additionally, Defendants respectfully request a declaration as a matter of law that Plaintiffs cannot pursue claims under Section 36(b) of the Investment Company Act unless they owned shares in the mutual funds at the time of the alleged wrongdoing.

Dated: July 3, 2007

DEBEVOISE & PLIMPTON LLP

By: /s/ Maeve O'Connor
Maeve O'Connor
Maura K. Monaghan
919 Third Avenue
New York, NY 10022
Tel: (212) 909-6000
Fax: (212) 909-6836
moconnor@debevoise.com
mkmonagh@debevoise.com

Counsel for AMVESCAP PLC, INVESCO Funds Group, Inc., INVESCO Institutional (N.A.), Inc., INVESCO Assets Management Limited, INVESCO Global Assets Management (N.A.), INVESCO Distributors, Inc., AIM Advisors, Inc. and AIM Distributors, Inc.

Of Counsel:

Stewart D. Aaron
ARNOLD & PORTER LLP
399 Park Avenue
New York, New York 10022
Telephone: (212) 715-1000
Facsimile: (212) 715-1399
Stewart_Aaron@aporter.com

- and –

Christopher S. Rhee
ARNOLD & PORTER LLP
555 Twelfth Street, NW
Washington, DC 20004
Telephone: (202) 942-5524
Facsimile: (202) 942-5999
Christopher_Rhee@aporter.com
Counsel for Fred Alger Management, Inc., Alger Associates, Inc., Fred Alger and Company, Incorporated, Alger Shareholder Services, Inc., Fred M. Alger, III, Daniel C. Chung, and Gregory S. Duch

Christopher P. ("Kip") Hall
MORGAN LEWIS & BOCKIUS LLP
101 Park Avenue
New York, New York 10178
Telephone: (212) 309-6000
Facsimile: (212) 309-6001
chall@morganlewis.com

- and –

Patrick D. Conner
MORGAN LEWIS & BOCKIUS LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Telephone: (202) 739-5594
Facsimile: (202) 730-3001
pconner@morganlewis.com
Counsel for Deutsche Asset Management, Inc., Deutsche Asset Management Investment Services Ltd., Deutsche Bank AG, Investment Company Capital Corp. and Scudder Distributors, Inc

Mark A. Perry
GIBSON, DUNN & CRUTCHER LLP
1050 Connecticut Avenue N.W.
Washington, D.C. 20036
Telephone: (202) 955-8500
Facsimile: (202) 467-0539
mperry@gibsondunn.com
Counsel for Janus Capital Group Inc. And Janus Capital Management LLC

Penelope A. Graboys Blair
James E. Burns, Jr.
ORRICK, HERRINGTON & SUTCLIFFE LLP
405 Howard Street
San Francisco, CA 94105
Telephone: (415) 773-5700
Facsimile: (415) 773-5759
pgraboysblair@orrick.com
Counsel for RS Investment Management LP

Daniel A. Pollack
Edward T. McDermott
Anthony Zaccaria
POLLACK & KAMINSKY
114 West 47th Street
New York, New York 10036
Telephone: (212) 575-4700
Facsimile: (212) 575-6560
dapollack@pollacklawfirm.com
Counsel for Franklin-Templeton Defendants

John C. Ertman
ROPES & GRAY LLP
1211 Avenue of the Americas
New York, NY 10036
Telephone: (212) 596-9000
Facsimile: (212) 596-9090
john.ertman@ropesgray.com

- and –

Harvey J. Wolkoff
ROPES & GRAY LLP
One International Place
Boston, MA 02110-2624
Telephone: (617) 951-7000
Facsimile: (617) 951-7050
Harvey.Wolkoff@ropesgray.com
Counsel for Allianz Dresdner Asset Management of America LP, PEA Capital LLC, PA Distributors LLC and PA Fund Management LLC

Thomas L. Allen
REED SMITH LLP
435 Sixth Avenue
Pittsburgh, PA, 15219
Telephone: (412) 288-3131
Facsimile: (412) 288-3063
tallen@reedsmith.com
Counsel for Federated Services Co., Federated Investment Management Company, Federated Securities Corporation, Federated Investors, Inc. and Federated Equity Management Company of Pennsylvania

Joanna Shally
SHEARMAN & STERLING LLP
599 Lexington Avenue
New York, NY 10022
Telephone: (212) 848 4000
Facsimile: (212) 848 7179
jshally@shearman.com
Counsel for Liberty Ridge Capital, Inc. (f/k/a Pilgrim Baxter & Associates, Ltd.), Old Mutual Investment Partners (f/k/a PBHG Fund Distributors), Old Mutual Fund Services (f/k/a PBHG Fund Services) and Old Mutual Shareholder Services, Inc. (f/k/a PBHG Shareholder Services, Inc.)

James R. Carroll
Peter Simshauser
SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
One Beacon Street
Boston, MA 02108
Telephone: (617) 573-4800
Facsimile: (617) 573-4822
psimshau@skadden.com
Counsel for Putnam Investment Management, LLC, Putnam, LLC, Putnam Retail Management Limited Partnership, Putnam Investments Trust and Putnam Investment Management Trust

Bruce E. Clark
William L. Farris
Aisling O'Shea
SULLIVAN & CROMWELL LLP
125 Broad Street
New York, NY 10004
Telephone: (212) 558-4000
Facsimile: (212) 558-3588
Clarkb@sullcrom.com
Farrisw@sullcrom.com
Osheaa@sullcrom.com
Counsel for Strong Capital Management, Inc., Strong Financial Corporation, Strong Investments, Inc. and Strong Investor Services, Inc.

END